UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Barnes & Noble Education, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

06777U101

(CUSIP Number)

Outerbridge Capital Management, LLC

767 Third Avenue, 11th Floor

New York, New York 10017

(347) 493-0350

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 20, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Outerbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

OO, IA

1	NAME OF REPORTING PERSON

Outerbridge Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSON

Outerbridge GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

OO, HC

1	NAME OF REPORTING PERSON

Outerbridge Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSON

Outerbridge Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSON

Rory Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

IN, HC

1	NAME OF REPORTING PERSON

Mike Alfred
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON

David Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON

Zachary Levenick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		130,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

130,500
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON

Lowell Robinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Following the Agreement defined and described in Item 4 below, Mike Alfred, David Kim, Zachary Levenick and Lowell Robinson are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately following the filing of this Amendment No. 3. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 3.	Purpose of Transaction.

Item 3 is hereby amended and restated to read as follows:

The funds for the purchase of the Common Stock beneficially owned by Outerbridge Master, Outerbridge Capital, Outerbridge GP, Outerbridge Partners, Outerbridge Fund and Mr. Wallace came from the working capital of Outerbridge Master. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The aggregate purchase price of the 6,499,621 shares of Common Stock owned by Outerbridge Master is approximately $22,217,654.

The shares of Common Stock owned by Mr. Alfred, which are held in an IRA account in his name, were purchased with personal funds in the open market. The aggregate purchase price of the 10,000 shares of Common Stock is approximately $15,647.

The shares of Common Stock purchased by Mr. Levenick were purchased with personal funds in the open market. The aggregate purchase price of the 127,000 shares of Common Stock beneficially owned by Mr. Levenick is approximately $233,680, excluding brokerage commissions. The aggregate purchase price of the call options referencing 3,500 shares of Common Stock beneficially owned by Mr. Levenick is approximately $751.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 20, 2020, Outerbridge Capital and certain of its affiliates (collectively, “Outerbridge”) entered into a cooperation agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed that, among other things, effective upon execution of the Agreement, the Board shall take all necessary actions (including increasing the size of the Board to eight members) to appoint Lowell Robinson as a director of the Issuer (for purposes of the Agreement, Mr. Robinson shall be deemed a “New Director” upon execution of the Agreement). In addition, Mr. Robinson shall be appointed to at least one of the standing committees of the Board no later than one business day following the completion of the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”), subject to certain conditions, and, prior to the 2020 Annual Meeting, Mr. Robinson may participate as an observer in any meeting of any committee of the Board. Further, Mr. Robinson shall be appointed to any committee of the Board that may be established in connection with a strategic review between the date of the Agreement and the date of the 2020 Annual Meeting, subject to certain conditions.

In addition, the Agreement provides that the Issuer agrees that (i) the Board will nominate for election to the Board at the 2020 Annual Meeting, for a term expiring at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”), Mr. Robinson and Zachary Levenick or any Replacement Director (as defined below) (for purposes of the Agreement, Mr. Levenick (or any Replacement Director, as applicable) shall be deemed a “New Director” effective upon election to the Board at the 2020 Annual Meeting), subject to certain conditions, (ii) the Issuer will support the election of each of Mr. Robinson and Mr. Levenick at the 2020 Annual Meeting in a manner no less rigorous and favorable than the manner in which the Issuer supports its other nominees in the aggregate, and (iii) Mr. Levenick shall be appointed to at least one of the standing committees of the Board no later than one business day following the completion of the 2020 Annual Meeting, subject to certain conditions. In the event that Mr. Levenick is not nominated by the Board for election at the 2020 Annual Meeting due to his failure to satisfy the criteria set forth in the Agreement, Outerbridge shall have the ability to recommend a substitute nominee pursuant to the terms of the Agreement.

Pursuant to the Agreement, Outerbridge agreed to certain customary standstill provisions lasting from the date of the Agreement until the date that is five days prior to the last date pursuant to which stockholder nominations for director elections are permitted pursuant to the Issuer’s bylaws with respect to the 2021 Annual Meeting (the “Standstill Period”). During the Standstill Period, Outerbridge agreed, among other things (a) to vote all shares of Common Stock owned by Outerbridge (i) for all directors nominated by the Board for election at any Stockholders Meeting (as defined in the Agreement) and (ii) in accordance with the recommendation of the Board on any other proposals or other business that comes before any Stockholder Meeting; provided, that with respect to any “Extraordinary Transaction” (as defined in the Agreement), but only if such Extraordinary Transaction has not been approved by any of the New Director(s) at such time in their respective capacity as a director, Outerbridge shall have the right to vote any “Voting Securities” (as defined in the Agreement) owned by Outerbridge in its sole discretion; (b) to not solicit proxies or become a participant in any solicitation of proxies or consents with respect to the securities of the Issuer; (c) to not enter into a voting agreement or form any “group” with respect to shares of Common Stock; (d) to not submit or encourage any person to submit nominees in furtherance of a contested solicitation for the election or removal of directors; (e) to not submit any proposal for consideration by shareholders of the Issuer at any meeting of shareholders; (f) to not sell or otherwise dispose of securities of the Issuer, subject to certain exceptions, that would to Outerbridge’s knowledge (after due inquiry) result in a “Third Party” (as defined in the Agreement), together with its affiliates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of 5% or more of the shares of Common Stock outstanding at such time, subject to certain exceptions; and (g) to not purchase or cause to be purchased or otherwise acquire or agree to acquire beneficial ownership of any Voting Securities, if in any such case, immediately after the taking of such action, Outerbridge would, in the aggregate, collectively beneficially own, or have an economic interest in, an amount that would equal or exceed 15% of the then outstanding shares of Common Stock. In addition, Outerbridge agreed that from the date of the Agreement until the conclusion of the 2020 Annual Meeting, it shall not sell, assign or otherwise transfer, or agree to sell, assign or otherwise transfer, any Common Stock to any person or entity, subject to certain exceptions, if such action or actions, taken together with any other proposed actions, would result in Outerbridge beneficially owning, in the aggregate, less than 10.0% of the Issuer’s then outstanding Common Stock; provided, however, that such transfer restrictions shall automatically terminate if prior to the 2020 Annual Meeting the Issuer announces the execution of a definitive agreement to effect an Extraordinary Transaction.

Further, the Agreement provides that, during the Standstill Period, if any New Director or any Replacement Director resigns as a director or is removed as a director after his or her appointment to the Board but prior to the expiration of the Standstill Period, and at such time Outerbridge beneficially owns in the aggregate at least 5.0% of the Issuer’s then outstanding shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), Outerbridge shall have the ability to recommend a substitute person in accordance with the terms of the Agreement (any such replacement nominee or director shall be referred to as a “Replacement Director”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 48,485,711 shares of Common Stock outstanding, as of June 26, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on July 14, 2020.

A.	Outerbridge Master

(a)	As of the close of business on July 20, 2020, Outerbridge Master beneficially owned 6,499,621 shares.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Outerbridge Master has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

B.	Outerbridge Capital

(a)	As the investment manager to Outerbridge Master, Outerbridge Capital may be deemed the beneficial owner of the 6,499,621 shares owned by Outerbridge Master.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Outerbridge Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

C.	Outerbridge GP

(a)	As the general partner of Outerbridge Master, Outerbridge GP may be deemed the beneficial owner of the 6,499,621 shares owned by Outerbridge Master.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Outerbridge GP has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

D.	Outerbridge Partners

(a)	As a feeder fund of Outerbridge Master, Outerbridge Partners may be deemed the beneficial owner of the 6,499,621 shares owned by Outerbridge Master.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Outerbridge Partners has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

E.	Outerbridge Fund

(a)	As a feeder fund of Outerbridge Master, Outerbridge Fund may be deemed the beneficial owner of the 6,499,621 shares owned by Outerbridge Master.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Outerbridge Fund has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

F.	Rory Wallace

(a)	As the managing member of each of Outerbridge Capital and Outerbridge GP, Mr. Wallace may be deemed the beneficial owner of the 6,499,621 shares owned by Outerbridge Master.

Percentage: Approximately 13.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Mr. Wallace has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

G.	Mike Alfred

(a)	As of the close of business on July 20, 2020, Mr. Alfred beneficially owned 10,000 shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Alfred has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

H.	David Kim

(a)	As of the close of business on July 20, 2020, Mr. Kim did not own any shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Kim has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

I.	Zachary Levenick

(a)	As of the close of business on July 20, 2020, Mr. Levenick beneficially owned 130,500 shares, including 3,500 shares of Common Stock underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 130,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 130,500
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Lowell Robinson

(a)	As of the close of business on July 20, 2020, Mr. Robinson did not own any shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Robinson has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

As of the close of business on July 20, 2020, the Reporting Persons collectively beneficially owned an aggregate of 6,640,121 shares of Common Stock, constituting approximately 13.7% of the shares of Common Stock outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 20, 2020, Outerbridge and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On July 21, 2020, the remaining Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 3 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1       The Agreement by and among Barnes & Noble Education, Inc. and Outerbridge Capital Management, LLC, Outerbridge Master Fund LP, Outerbridge GP, LLC and Rory Wallace, dated July 20, 2020 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2020).

99.2       Joint Filing Agreement by and among Outerbridge Capital Management, LLC, Outerbridge Master Fund LP, Outerbridge GP, LLC, Outerbridge Partners, LP, Outerbridge Fund Ltd., and Rory Wallace, dated July 21, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2020

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE MASTER FUND LP

By:	Outerbridge GP, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE GP, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE PARTNERS, LP

By:	Outerbridge GP, LLC its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE FUND LTD.

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Authorized Signatory

/s/ Rory Wallace
RORY WALLACE
Individually and as attorney-in-fact for Mike Alfred, David Kim, Zachary Levenick and Lowell Robinson

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

ZACHARY LEVENICK

Purchase of Common Stock	529	$1.8500	07/08/2020
Purchase of Common Stock	4,734	$1.8700	07/08/2020
Purchase of Common Stock	100	$1.8700	07/08/2020
Purchase of Common Stock	66	$1.8700	07/08/2020
Purchase of Common Stock	100	$1.8600	07/08/2020
Purchase of Common Stock	5,000	$1.8600	07/08/2020
Purchase of Common Stock	3,000	$1.8700	07/08/2020
Purchase of Common Stock	2,483	$1.8500	07/08/2020
Purchase of Common Stock	20,167	$1.8500	07/08/2020
Purchase of Common Stock	2,350	$1.8500	07/08/2020
Purchase of Common Stock	1,000	$1.8300	07/09/2020
Purchase of Common Stock	4,900	$1.8300	07/09/2020
Purchase of Common Stock	100	$1.8300	07/09/2020
Purchase of Common Stock	5,000	$1.8200	07/09/2020
Purchase of Common Stock	5,000	$1.8500	07/09/2020
Purchase of Common Stock	5,000	$1.8500	07/09/2020
Purchase of Common Stock	6,000	$1.8300	07/09/2020
Purchase of Common Stock	5,000	$1.8200	07/09/2020
Purchase of Common Stock	5,000	$1.8500	07/09/2020
Purchase of Common Stock	5,000	$1.8500	07/09/2020
Purchase of Common Stock	5,000	$1.8500	07/09/2020
Purchase of Common Stock	1,295	$1.8500	07/09/2020
Purchase of Common Stock	1,505	$1.8500	07/09/2020
Purchase of Common Stock	2,200	$1.8500	07/09/2020
Purchase of Common Stock	5,000	$1.8500	07/09/2020
Purchase of Common Stock	4,471	$1.8500	07/09/2020
Purchase of Common Stock	3,394	$1.8700	07/14/2020
Purchase of Common Stock	1,406	$1.8500	07/14/2020
Purchase of Common Stock	200	$1.8500	07/14/2020
Purchase of Common Stock	18,600	$1.8500	07/14/2020
Purchase of Common Stock	1,100	$1.8500	07/14/2020
Purchase of Common Stock	300	$1.8500	07/14/2020